Exhibit (j)(2)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 5 to the Registration Statement No. 811-21667 on Form N-1A of our report dated June 7, 2006 relating to the financial statements of Fidelity Central Investment Portfolios LLC, including Fidelity Specialized High Income Central Investment Portfolio, appearing in the Annual Report on Form N-CSR of Fidelity Central Investment Portfolios LLC for the period ended April 30, 2006.

We also consent to the references to us under the headings "Financial Highlights" in the Prospectus and "Independent Registered Public Accounting Firm" in the Statement of Additional Information, which are a part of such Registration Statement.

/s/Deloitte & Touche LLP

Deloitte & Touche LLP
Boston, Massachusetts
June 26, 2006